UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD,

NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, July 7, 2014, and entitled “Orbotech to Acquire SPTS Technologies to Extend Leadership in Advanced Micro Manufacturing”.

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Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH TO ACQUIRE SPTS TECHNOLOGIES TO EXTEND LEADERSHIP IN

ADVANCED MICRO MANUFACTURING

•	A strategic move into high growth Advanced Packaging and MEMS markets
•	On a standalone basis, SPTS is expected to generate approximately $180 million of revenues in full year 2014 and a 25% EBITDA margin
•	Acquisition expected to be Non-GAAP accretive immediately and GAAP accretive in 2015
•	Conference Call to be held today at 8:30 a.m. EDT

YAVNE, ISRAEL — July 7, 2014 — Orbotech Ltd. (NASDAQ: ORBK) today announced the signing of a definitive share purchase agreement to acquire SPTS Technologies Group Limited (“SPTS”), a U.K.-based leading manufacturer of etch, deposition and thermal processing equipment for the microelectronics industry, from European private equity firm Bridgepoint and others. The combined companies’ comprehensive offering is expected to enable the leading designers of consumer electronics to turn their vision of next generation devices into reality.

SPTS offers an extensive range of manufacturing solutions which set industry standards in the high growth Advanced Packaging and MEMS (micro-electro-mechanical systems) markets. Through this acquisition, Orbotech expects to accelerate the execution of its growth and diversification strategy, and is moving up the electronics value chain. By building on SPTS’ technological and commercial leadership position, Orbotech will be able to offer best-in-class solutions for a broad range of the most demanding micro manufacturing applications. Moreover, the combination will expand Orbotech’s presence in Europe and North America and provide SPTS with a greater reach throughout the Pacific region, particularly in China.

“Orbotech identified Advanced Packaging as a strategic and natural extension of its business into an adjacent high growth market, where SPTS is a recognized technology leader. SPTS benefits from established, long-standing partnerships with major industry players. It is a well-known and highly respected brand with deep domain expertise in those segments in which it operates. Acquiring SPTS allows us to accelerate the expansion into Advanced Packaging, with multiple manufacturing solutions ideally suited for this growing segment”, said Mr. Asher Levy, CEO of Orbotech Ltd. “Orbotech and SPTS are complementary in many ways. By combining the extensive know-how and core assets of both companies we will continue to enhance Orbotech’s portfolio and industry leadership while focusing our efforts on driving profitable growth.”

Mr. Levy concluded, “We look forward to welcoming the SPTS team to Orbotech and capitalizing on the best of both companies for continued success.”

Mr. Kevin Crofton, President and Chief Operating Officer of SPTS, stated: “This is an exceptional opportunity to bring together two proven leaders both operating at the cutting-edge of consumer electronics manufacturing. We share a common vision for our respective markets, including an uncompromising commitment to our customers. Together, we will be a powerhouse of expertise in micro manufacturing, providing a broad solution set of mission-critical capabilities to serve designers and manufacturers across the dynamic electronics industry landscape. We are excited about the opportunity to leverage Orbotech’s strong presence in the Pacific as well as its products and technologies.”

Mr. Christopher Bell, partner at Bridgepoint, said: “Clear market leadership of high growth niches as well as the application of its technology to emerging niches in the microchip industry have made SPTS strategically attractive. With its new shareholder, the business will be well positioned to combine expertise in micro manufacturing to advance further. We wish the team continued success in the future.”

Financial Information

Under the terms of the agreement, Orbotech will acquire SPTS for a total consideration (including repayment or assumption of debt) of approximately $370 million in cash. The acquisition and related costs are expected to be financed through a combination of cash on hand and approximately $300 million in debt financing under a new term loan facility. The acquisition and financing are expected to close during of the third quarter of 2014, each subject to certain closing conditions.

In 2014, under U.K. GAAP and on a standalone basis for the full year, SPTS is expected to generate revenues of approximately $180 million, gross margin of approximately 48% of its revenues, and EBITDA margin of approximately 25% of its revenues. The acquisition of SPTS is expected to be accretive to Orbotech’s non-GAAP earnings immediately after closing. After closing, SPTS’ financial statements will be converted to U.S. GAAP to be consistent with Orbotech’s financial statements.

Based on Orbotech’s and SPTS’s financial condition as of March 31, 2014, Orbotech estimates that post closing, it will have approximately $100 million of cash and cash equivalents on an adjusted basis.

In connection with the transaction, J.P. Morgan is serving as exclusive financial advisor to Orbotech and Jefferies and Ernst & Young are serving as financial advisors to SPTS.

Conference Call

Orbotech will host a conference call today, Monday, July 7, 2014, at 8:30 a.m. EDT solely to discuss the acquisition of SPTS. The dial-in number for the conference call is 1-877-917-6902 (Toll Free) or +1-517-308-9315. The pass code is ORBOTECH. A live web cast of the conference call and replay can also be heard by accessing the investor relations section on Orbotech’s website at www.orbotech.com.

About SPTS Technologies

SPTS Technologies (a Bridgepoint portfolio company) designs, manufactures, sells, and supports etch, PVD, CVD and thermal wafer processing solutions for Advanced Packaging, MEMS, LEDs, high speed RF on GaAs, and power management devices. With manufacturing facilities in Newport, Wales, Allentown, Pennsylvania, and San Jose, California, the company operates across 19 countries in Europe, North America and Asia-Pacific.

About Orbotech

Orbotech Ltd. (NASDAQ: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over. For more information please see the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking and Other Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and SPTS and are subject to uncertainties and factors relating to Orbotech’s and SPTS’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the completion, timing, terms and anticipated benefits of the acquisition of SPTS and the related financing transactions; the timing and impact of conversion of SPTS’s financial statements from U.K. GAAP to U.S. GAAP and the Company’s ability to switch SPTS to a U.S. GAAP reporting regime; Orbotech’s ability to effectively integrate and operate SPTS’s business following the acquisition, the timing, terms and success of any other strategic or other transaction, cyclicality in the industries in which the Company or SPTS operates, the Company’s and SPTS’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company or SPTS operate, the timing and strength of product and service offerings by the Company, SPTS and each of their competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The failure to complete the acquisition of SPTS could have a materially adverse effect on Orbotech’s financial condition and results and could negatively impact the Company’s share price. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

All financial information in this press release related to SPTS, including forward-looking estimates based or derived therefrom, is based on SPTS’s financial statements prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain important respects from U.S. GAAP, the basis for Orbotech’s financial reporting. Neither SPTS nor Orbotech has begun a reconciliation of SPTS’s financial statements from U.K. to U.S. GAAP and therefore cannot quantify the differences, which may be material. In addition, Orbotech will account for the acquisition under the purchase method of accounting, which will result in a new valuation for the assets and liabilities of SPTS. The new basis of accounting will be based on the estimated value of the assets and liabilities on the closing date of the acquisition. Orbotech will not be preparing any pro forma information for the acquisition and financing until the reconciliation and valuation estimates have been prepared.

There are references in this press release to non-GAAP measures. For more information about how Orbotech determines and uses such non-GAAP measures, see Orbotech’s filings with the SEC.

COMPANY CONTACTS:

Adrian Auman

Corporate Vice President Investor Relations

and Special Projects

Orbotech Ltd.

+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch Corporate Vice President and Chief Financial Officer

Date: July 8, 2014